Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
INNIO Beteiligungs GmbH	Germany

INNIO Group Holding GmbH	Austria

INNIO International Holding B.V.	The Netherlands

INNIO Jenbacher North America LLC	The United States

INNIO Jenbacher GmbH & Co OG	Austria

INNIO Waukesha Gas Engines Inc.	The United States

INNIO Austria GmbH	Austria